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                                                               EXHIBIT 99.(L)(2)


                     CERTIFICATE OF HOTCHKIS AND WILEY FUNDS



        Hotchkis and Wiley Low Duration Fund does hereby confirm to Fund Asset Management Master Trust its representation that it contributed $50,000 in the Low Duration Master Portfolio for investment purposes, with no present intention of redeeming or reselling any portion thereof.

        Hotchkis and Wiley Total Return Bond Fund does hereby confirm to Fund Asset Management Master Trust its representation that it contributed $50,000 in the Total Return Bond Master Portfolio for investment purposes, with no present intention of redeeming or reselling any portion thereof.



                                       HOTCHKIS AND WILEY FUNDS

                                       By: /s/  Nancy D. Celick
                                       Nancy D. Celick
                                       President